EXHIBIT 99.1

Osisko Provides Select Asset Updates

MONTRÉAL, Sept. 04, 2024 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to provide some select asset updates.

Jason Attew, President & CEO of Osisko commented: “Over the past few months, Osisko’s asset base provided for some positive developments that have surfaced incremental value for the Company, with more portfolio catalysts expected between now and end-of-year 2024. In the meantime, much of Osisko’s short-to-medium-term growth continues to be underpinned by several advanced projects including three shafts currently under construction at Odyssey Underground, the Island Gold District, and Hermosa/Taylor, along with two open pits at, or nearing, the final stages of development at Tocantinzinho and Namdini, respectively.”

Note: all amounts included in this update are expressed in Canadian dollars, unless otherwise noted.

SELECT ASSET UPDATES

Upper Beaver Project (operated by Agnico Eagle Mines Ltd.)

On July 31st, 2024, Agnico Eagle Mines Ltd. (“Agnico Eagle”) provided an update on its Upper Beaver project located approximately 25 kilometres to the east of the town of Kirkland Lake in Ontario, Canada. A positive internal evaluation was completed for a standalone mine and mill scenario at Upper Beaver. Based on this evaluation, Agnico Eagle believes Upper Beaver has the potential to produce an annual average of approximately 210,000 ounces of gold and 3,600 tonnes of copper, with initial production possible as early as 2030. Over an expected 13-year mine life, total payable gold and copper production is expected to be approximately 2.8 million ounces and 46,300 tonnes, respectively. The mining strategy developed for the Upper Beaver project is to mine the deposit mainly by conventional underground methods, although a small portion (approximately 10% of the mineral resource) will be mined via an open pit. The underground and open pit mines are expected to be developed within the same time frame. Current scenarios contemplate underground access through a main decline ramp as well as a shaft that is 1,220 metres (“m”) deep. In addition, the project has the potential to unlock significant exploration potential at depth and within satellite deposits in Agnico Eagle’s Kirkland Lake camp, including the Upper Canada and Anoki-McBean projects.

Agnico Eagle has approved a US$200 million investment over three years to further de-risk the project, with work having already commenced in 2024. Excavation of the ramp and shaft-sinking are expected to start in H2 2025.

Osisko’s owns a 2% net smelter return (“NSR”) royalty on the Upper Beaver project, as well as a 2% NSR royalty that covers most of Agnico’s Kirkland Lake regional properties, including Amalgamated Kirkland, Munro, Anoki-McBean, Bidgood, and Upper Canada.

Shaakichiuwaanaan Project (operated by Patriot Battery Metals Inc.)

On August 21st, 2024, Patriot Battery Metals Inc. (“Patriot”) announced the results from a Preliminary Economic Assessment (“PEA”) for its flagship Shaakichiuwaanaan hard-rock lithium project (formerly known as Corvette), located in the Eeyou Istchee James Bay region of Québec, Canada. The PEA was based on the CV5 Pegmatite component of the recently announced updated Shaakichiuwaanaan Mineral Resource Estimate (“MRE”), which is the largest known lithium pegmatite Mineral Resource in the Americas and the 8th largest globally. Based on the PEA, the Shaakichiuwaanaan project has the potential to become one of the largest spodumene producers in the world and the largest spodumene producer in the Americas.

The PEA incorporates a staged development strategy, with Stage 1 targeting production capacity of ~400 kilotonnes per annum (“ktpa”) of spodumene concentrate and Stage 2 aimed at expanding the production capacity to ~800 ktpa (with construction expected to start in Year 2 and full production expected from Year 4 onwards). The Shaakichiuwaanaan project’s mine life is projected at 24 years, based on a total extracted Mineral Resource of 66% of total resources defined at CV5. Based on the results of the PEA, Patriot will now consider advancing the project to the Feasibility Study level, which if progressed is expected to be completed in Q3 2025.

Osisko holds a sliding scale NSR royalty of 1.5-3.5% on precious metals, and 2.0% on all other products, including Lithium, at Shaakichiuwaanaan. Osisko estimates that a large majority (~85-95%) of the CV5 MRE falls on its 2.0% Lithium NSR royalty area. The PEA includes only the CV5 Spodumene Pegmatite, and therefore does not include any of the other known spodumene pegmatite clusters on the property – CV4, CV8, CV9, CV10, CV12, and CV13; some of which are covered by Osisko’s royalty.

Windfall Project (operated by the Windfall Mining Group)

On August 12th, 2024, Osisko Mining Inc. (“Osisko Mining”) announced that it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Gold Fields Limited (“Gold Fields”) pursuant to which Gold Fields would consolidate ownership of 100% of the Windfall project through the acquisition of all the issued and outstanding common shares of Osisko Mining at a price of $4.90 per share in an all-cash transaction valued at approximately $2.16 billion. Osisko Mining holds a 50% interest in the high-grade Windfall gold deposit located in Québec and holds a 50% interest in a large area of claims in the surrounding Urban Barry area and nearby Quévillon area (over 2,300 square kilometres), with the other 50% of Windfall and the large area of claims already owned by Gold Fields. Subject to the satisfaction of all conditions to closing set out in the Arrangement Agreement, it is anticipated that the transaction will be completed in Q4 2024. Gold Fields’ Chief Executive Officer, Mike Fraser, stated:

“We are pleased to consolidate the remaining 50% interest of the advanced-stage Windfall Project and its highly prospective exploration camp. Over the past two years, beginning with our initial due diligence in 2022 and throughout our joint ownership of the project, since May 2023 with Osisko Mining, we have developed a strong understanding of Windfall and its potential, and view it as the next long-life cornerstone asset in our portfolio. We are excited to build on the progress achieved to date at Windfall and look forward to continue working with the host Cree First Nation of Waswanipi, other local communities, the Québec Government and Windfall employees and business partners as we advance this project which I strongly believe will create shared, enduring value for Gold Fields and our people, community, business and government partners.”

Osisko owns a 2-3% NSR royalty on the Windfall project and surrounding property.

CSA Mine (operated by Metals Acquisition Limited)

On July 22nd, 2024, Metals Acquisition Limited (“MAC”) announced that, during the second quarter, CSA had achieved record quarterly copper production of 10,864 tonnes under its management, up ~24% quarter-on-quarter, with record monthly copper production in June 2024 of 5,378 tonnes. The record quarter was achieved despite a major planned maintenance shutdown in April, with 1,583 tonnes produced for the month, along with a combined 9,281 tonnes of copper produced over May and June. During the second quarter, the mined grade at CSA averaged 4.2% copper (“Cu”) a ~20% increase from the prior quarter as the mine plan shifted to higher grade stopes and dilution control was improved.

In addition, on July 30th, 2024, MAC provided a market update on the continuing exploration and resource development at CSA. MAC’s underground exploration continued to focus on the down dip and along strike extensions of the QTSN and QTSC deposits, as well as the shallower, up-dip portions of the East and West deposits and QTSS Upper A zone. Drill results reported in the release included 22.1 m at 9.8% Cu, 22.1 m at 7.8% Cu and 24.2 m at 7.8% Cu. These reported results, amongst others, are after the cut-off date (August 31st, 2023) for the 2023 Resource and Reserve and will be incorporated in the 2024 Resource and Reserve Estimate update for CSA.

Osisko owns a 100% Silver Stream, in addition to a 3.0-4.875% Cu Stream, on the CSA Mine.

Tocantinzinho Mine (operated by G Mining Ventures Corp.)

On September 3rd, 2024, G Mining Ventures Corp. (“GMIN”) announced that it has reached commercial production on time and on budget at its 100%-owned Tocantinzinho Gold Mine (“TZ”) located in the State of Pará, Brazil. During August 2024, the mill operated at 76% of nameplate throughput, processing a total of 304,312 tonnes of ore at a recovery rate of 88%. The plant’s ramp-up continues to progress in-line with internal production schedules, with all major equipment demonstrating the capability to operate at or above design levels. After the initial gold pour announced in July 2024, GMIN has focused on ramping production to test the processing circuits’ ability to handle nameplate loads while improving recovery toward a life of mine average of 90%. GMIN plans to ramp up production through the second half of 2024, targeting nameplate throughput by the first quarter of 2025.

Osisko would like to congratulate GMIN on reaching commercial production at TZ on time and on budget, and in less than two years. Osisko owns a 0.75% NSR royalty on the TZ Mine.

Eagle Gold Mine (managed by PricewaterhouseCoopers Inc. as receiver)

On August 14th, 2024, Victoria Gold Corp. (“Victoria Gold”) announced that the Ontario Superior Court of Justice (Commercial List) had granted an order appointing PricewaterhouseCoopers Inc. (“PwC”) as the receiver and manager of Victoria Gold. PwC will administer the assets and liabilities formerly under the control of Victoria Gold at the direction of the Yukon Government and under the supervision of the court.

During a briefing on August 16th, Yukon government Justice Minister Tracy-Anne McPhee said it was the territorial government’s intention to launch the receivership in a way that would allow the mine to reopen and resume mining once work cleaning up from the landslide was completed under the receiver’s direction. Longer-term, it is intended that mining and processing will be able to fully resume at Eagle once the necessary work has been done to ensure safety and environmental security. In late August 2024, the Yukon government has said it will move forward with an independent investigation into the root causes of heap leach pad failure at the Eagle mine which occurred in June 2024.

Osisko holds a 5% NSR royalty on Eagle until 97,500 ounces of gold have been delivered and a 3% NSR royalty thereafter. Osisko’s royalty covers the entire Dublin Gulch property including the Eagle and Olive deposits. In addition, Osisko has various protections with respect to its royalty including: (i) security over the property, (ii) a registered interest in land recorded with the Yukon Territory, and (iii) an intercreditor agreement with the senior lending syndicate. Along with its second quarter 2024 financial results, Osisko recognized a full non-cash impairment loss of $67.8 million ($49.9 million, net of income taxes) based on Osisko’s assessment of the current facts and circumstances at the time.

Ermitaño Mine (operated by First Majestic Silver Corp.)

On July 31st, 2024, First Majestic Silver Corp. (“First Majestic”) announced the discovery of a significant new, vein-hosted gold and silver mineralized system at its Santa Elena property in Sonora, Mexico. This new high-grade discovery, the Navidad vein system (“Navidad”), was made at depth adjacent to the Company’s 100%-owned and currently producing Ermitaño mine. To date, seven drill holes have been completed to test the Navidad discovery; six of these holes intersected significant vein-hosted gold and silver mineralization. The closest drill hole intercept to the Ermitaño mine is located approximately 500 m southwest and 750 m below existing mine development.

Osisko’s 2% NSR royalty on Ermitaño would include Navidad, as well as the adjacent Cumobabi property.

Island Gold District (operated by Alamos Gold Inc.)

Alamos Gold Inc.’s (“Alamos”) Island Gold District is comprised of the adjacent Island Gold and Magino Mines. On July 23rd, 2024, Alamos reported new results from underground and surface drilling at the Island Gold Mine. Exploration drilling continues to extend high-grade gold mineralization across the Island Gold Deposit, as well as within several hanging-wall and footwall structures. Delineation and definition drilling has defined wide, higher-grade zones within the Island East area. This is expected to drive further growth in high-grade Mineral Reserves and Resources with the year end update. Additionally, high-grade mineralization was intersected in the North Shear and the Webb Lake stock area, highlighting a longer-term, near-mine opportunity as a potential source of additional mill feed for the expanded Magino milling complex.

Osisko owns a 1.38-3% NSR royalty on the Island Gold Mine. With the district now fully consolidated, Alamos’ expanded and accelerated Phase 3+ mine plan at Island Gold (which now includes the use of the Magino mill) is anticipated to transition a greater proportion of production towards Osisko’s 2% and 3% NSR royalty boundaries earlier in the mine plan, as opposed to the mineral inventory covered by Osisko’s 1.38% NSR royalty. A small portion of the eastern limit of the Magino pit is covered by the 3% NSR royalty owned by Osisko, with deliveries under the royalty expected from 2030 onwards. The underground exploration potential previously highlighted by former owner Argonaut Gold on this claim is located less than 300 m from the existing Island Gold underground mine infrastructure, a portion of which is covered by Osisko’s 3% NSR royalty.

ADDITIONAL PORTFOLIO HIGHLIGHTS

1)	Calibre Mining Corp. announced that it continues to discover near surface, above-Reserve-grade gold mineralization at the Pan Mine in Nevada; drilling intersections include 0.45 g/t gold over 117.4 m and 0.56 g/t gold over 59.4 m. (4.0% NSR Royalty)

2)	Capstone Mining Corp. announced along with its second quarter 2024 results that the activities for the sulphide operations to reach 20 kilotonnes per day (“ktpd”) on a sustainable basis are progressing despite an approximate two-month delay relative to our prior plan due to longer equipment lead times. During the third quarter of 2024, the installation of key equipment, along with other infrastructure improvements, is expected to further enhance the throughput levels at the concentrator plant and is expected to allow the 20 ktpd capacity to be achieved consistently. (100% Silver Stream)

3)	Minera Alamos Inc. announced that mining and stacking operations commenced in June 2024 with approximately 900 ounces of newly mined gold stacked on the leach pad (through the end of June) during the initiation of mining operations at the new Nicho Main zone deposit at its flagship Santana gold mine in Mexico. (3.0% NSR Royalty)

4)	SSR Mining Inc. announced the precautionary suspension of operations at Seabee due to forest fires; as per the company’s internal protocols, staff were evacuated from the site (3.0% NSR Royalty).
5)	Regulus Resources Inc. announced that it had entered into a collaboration agreement with Compañía Minera Coimolache S.A. to evaluate the viability of an integrated Coimolache Sulphides/AntaKori copper-gold project. The evaluation will consist of a MRE with the option, upon mutual agreement of both parties, to complete a PEA. Coimolache is a joint venture owned by Compañía de Minas Buenaventura S.A.A (40.1%), Southern Copper Corporation (44.2%), and Espro S.A.C. (15.7%). The joint venture’s active Tantahuatay gold-silver oxide mine is operated by Buenaventura. (0.125-1.5% NSR Royalty)

6)	Osisko Metals Inc. announced an updated Mineral Resource Estimate for the Pine Point Project located near Hay River, in the Northwest Territories of Canada. The 2024 Mineral Resource Estimate will form the resource base for a Feasibility Study that is planned to commence in Q3 2024. (3.0% NSR Royalty)

7)	Hot Chili Ltd. announced that it has secured A$31.9 million in funding to accelerate activities at its Costa Fuego Cu-Au project. The funding facilitates completion of the Costa Fuego Pre-Feasibility Study (expected late 2024), completion of the Water Supply Business Case Study, completion of the Costa Fuego Environmental Impact Assessment, commencement of a bankable feasibility study and further exploration activities over the next 18 months. (3.0% NSR royalty on gold + 1.0% NSR royalty on Cu)

8)	Falco Resources Ltd. announced the creation and establishment of Technical and Strategic Committees as contemplated by the terms of the Operating Licence and Indemnity Agreement concluded with Glencore Canada Corporation on January 23, 2024. In addition, as previously announced by the inquiry commission of the Bureau of Public Hearings on the Environment, the first part of the public hearing on the Falco Horne 5 Project commenced on August 27, 2024. (90-100% Silver Stream)

9)	Western Copper and Gold Corp. announced that it has submitted to the Yukon Environmental and Socio-Economic Assessment Board Executive Committee an updated and refined schedule for submission of the Environmental and Socio-economic Effects Statement (“ESE Statement”) for the Casino Mine Project. The ESE Statement will form the basis for Western Copper and Gold’s assessment application for the Panel Review and will include all the material outlined in the Revised ESE Statement Guidelines issued on September 12, 2023. In the schedule, Casino indicates that it plans to submit the ESE Statement in-or-around July 2025, which is an update from the previously estimated submission date of the second half of 2024. (2.75% NSR Royalty)

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 185 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, which is home to one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, management’s expectations on the growth of its asset base and expected development on time and on budget of the projects and properties underlying Osisko’s interests. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko’s PFIC status (d) that financial information may be subject to year-end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in Osisko’s ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.